Exhibit 99 .1

Table of contents

As used herein, “AGSA” or the “Company” refer to Ardagh Group S.A., and “we”, “our”, “us”, “Ardagh” and the “Group” refer to AGSA and its consolidated subsidiaries, unless the context requires otherwise.

Ardagh Group S.A.

Table of contents	Exhibit 99 .1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended June 30, 2019			Three months ended June 30, 2018
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	2,268	–	2,268	2,347	–	2,347
Cost of sales		(1,896)	15	(1,881)	(1,968)	(17)	(1,985)
Gross profit		372	15	387	379	(17)	362
Sales, general and administration expenses		(103)	(19)	(122)	(99)	(4)	(103)
Intangible amortization		(66)	–	(66)	(67)	–	(67)
Operating profit		203	(4)	199	213	(21)	192
Net finance expense	6	(111)	–	(111)	(103)	–	(103)
Profit before tax		92	(4)	88	110	(21)	89
Income tax charge		(29)	10	(19)	(34)	3	(31)
Profit for the period		63	6	69	76	(18)	58

Profit attributable to:
Equity holders				69			58
Non-controlling interests				–			–
Profit for the period				69			58

Earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.29			$0.25

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

Table of contents	Exhibit 99 .1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Six months ended June 30, 2019			Six months ended June 30, 2018
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	4,488	–	4,488	4,571	–	4,571
Cost of sales		(3,765)	4	(3,761)	(3,840)	(65)	(3,905)
Gross profit		723	4	727	731	(65)	666
Sales, general and administration expenses		(219)	(21)	(240)	(217)	(10)	(227)
Intangible amortization	8	(131)	–	(131)	(134)	–	(134)
Operating profit		373	(17)	356	380	(75)	305
Net finance expense	6	(246)	-	(246)	(229)	–	(229)
Profit before tax		127	(17)	110	151	(75)	76
Income tax charge		(41)	13	(28)	(48)	15	(33)
Profit for the period		86	(4)	82	103	(60)	43

Profit attributable to:
Equity holders				82			43
Non-controlling interests				–			–
Profit for the period				82			43

Earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.35			$0.18

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2019	2018	2019	2018
	Note	$'m	$'m	$'m	$'m
Profit for the period		69	58	82	43

Other comprehensive income:
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		12	88	14	36
		12	88	14	36
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(9)	133	42	27
-Movement out of reserve to income statement		8	(102)	(12)	(54)
-Movement in deferred tax		2	(5)	(1)	1
		1	26	29	(26)
(Loss)/gain recognized on cost of hedging:
-New fair value adjustments into reserve		(6)	10	(11)	15
		(6)	10	(11)	15
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	(43)	28	(83)	94
-Deferred tax movement on employee benefit obligations		12	(5)	21	(20)
		(31)	23	(62)	74

Total other comprehensive (expense)/income for the period		(24)	147	(30)	99

Total comprehensive income for the period		45	205	52	142

Attributable to:
Equity holders		45	205	52	142
Non-controlling interests		–	–	–	–
Total comprehensive income for the period		45	205	52	142

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

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 ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Audited
		At June 30,	At December 31,
		2019	2018
	Note	$'m	$'m

Non-current assets
Intangible assets	8	3,475	3,601
Property, plant and equipment	8	3,805	3,388
Derivative financial instruments		19	11
Deferred tax assets		262	254
Other non-current assets		73	24
		7,634	7,278
Current assets
Inventories		1,382	1,284
Trade and other receivables		1,238	1,053
Contract asset		192	160
Derivative financial instruments		15	9
Cash and cash equivalents		374	530
		3,201	3,036
TOTAL ASSETS		10,835	10,314
Equity attributable to owners of the parent
Issued capital	9	23	23
Share premium		1,292	1,292
Capital contribution		485	485
Other reserves		84	45
Retained earnings		(3,447)	(3,355)
		(1,563)	(1,510)
Non-controlling interests		1	1
TOTAL EQUITY		(1,562)	(1,509)
Non-current liabilities
Borrowings	10	7,741	7,729
Lease obligations	10	369	32
Employee benefit obligations		984	957
Derivative financial instruments		74	107
Deferred tax liabilities		516	543
Provisions		35	38
		9,719	9,406
Current liabilities
Borrowings	10	329	114
Lease obligations	10	73	4
Interest payable		80	81
Derivative financial instruments		18	38
Trade and other payables		1,992	1,983
Income tax payable		109	114
Provisions		77	83
		2,678	2,417
TOTAL LIABILITIES		12,397	11,823
TOTAL EQUITY and LIABILITIES		10,835	10,314

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non-
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings (i)	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m

At January 1, 2019	23	1,292	485	86	(72)	31	(3,401)	(1,556)	1	(1,555)
Profit for the period	–	–	–	–	–	–	82	82	–	82
Other comprehensive income/(expense)	–	–	–	14	29	(11)	(62)	(30)	–	(30)
Hedging losses transferred to cost of inventory	–	–	–	–	7	–	–	7	–	7
Dividends paid (Note 13)	–	–	–	–	–	–	(66)	(66)	–	(66)
At June 30, 2019	23	1,292	485	100	(36)	20	(3,447)	(1,563)	1	(1,562)

At January 1, 2018	23	1,290	485	11	(48)	18	(3,139)	(1,360)	1	(1,359)
Profit for the period	–	–	–	–	–	–	43	43	–	43
Other comprehensive income/(expense)	–	–	–	36	(26)	15	74	99	–	99
Hedging gains transferred to cost of inventory	–	–	–	–	(5)	–	–	(5)	–	(5)
Share issuance	–	2	–	–	–	–	–	2	–	2
Dividends paid (Note 13)	–	–	–	–	–	–	(66)	(66)	–	(66)
At June 30, 2018	23	1,292	485	47	(79)	33	(3,088)	(1,287)	1	(1,286)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(i)   Retained earnings at January 1, 2019 have been re-presented by $46 million reflecting the impact of the adoption of IFRS 16 ‘Leases’. Please refer to Note 3 for further details in respect of the impact of this recently adopted accounting standard.

Ardagh Group S.A.

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ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2019	2018	2019	2018
	Note	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations	12	268	338	358	332
Interest paid		(129)	(139)	(210)	(207)
Income tax paid		(22)	(22)	(38)	(47)
Net cash from operating activities		117	177	110	78

Cash flows from investing activities
Purchase of property, plant and equipment		(150)	(143)	(335)	(306)
Purchase of software and other intangibles		(7)	(10)	(16)	(15)
Proceeds from disposal of property, plant and equipment		3	2	3	4
Net cash used in investing activities		(154)	(151)	(348)	(317)

Cash flows from financing activities
Repayment of borrowings		(1)	(1)	(3)	(2)
Proceeds from borrowings		47	–	217	–
Dividends paid	13	(33)	(33)	(66)	(66)
Consideration paid on extinguishment of derivative financial instruments	10	–	–	(14)	–
Deferred debt issue costs paid		–	(4)	(2)	(5)
Lease payments		(25)	(1)	(46)	(2)
Net cash (outflow)/inflow from financing activities		(12)	(39)	86	(75)

Net decrease in cash and cash equivalents		(49)	(13)	(152)	(314)

Cash and cash equivalents at beginning of period		416	493	530	784
Foreign exchange gains/(losses) on cash and cash equivalents		7	(15)	(4)	(5)
Cash and cash equivalents at end of period		374	465	374	465

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

ARDAGH GROUP S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011.

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) are a leading supplier of innovative, value-added rigid packaging solutions. The Group’s products include metal and glass containers, primarily for food and beverage markets.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in Note 3.

2.     Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited consolidated interim financial statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the unaudited consolidated interim financial statements, the Directors are required to:

-select suitable accounting policies and then apply them consistently;

-make judgments and estimates that are reasonable and prudent; and

-prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited consolidated interim financial statements. Changes to accounting policies applied in the three and six months ended June 30, 2019 are outlined in Note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardaghgroup.com.

The unaudited consolidated interim financial statements were approved for issue by the board of directors of Ardagh Group S.A. (the “Board”) on July 24, 2019.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and six months ended June 30, 2019 and 2018, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2018 which was prepared in accordance with International Financial Reporting Standards (“IFRS”).

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report except for the changes in accounting policies set out below.

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Recently adopted accounting standards and changes in accounting policies

IFRS 16 ‘Leases’

IFRS 16, ‘Leases’ (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’ (“IAS 17”), and later interpretations including IFRIC 4, ‘Determining whether an Arrangement contains a Lease’ (“IFRIC 4”), and has resulted in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position. Under IFRS 16, at the lease commencement date the Group recognizes a lease liability as the present value of expected future lease payments, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs.

The Group adopted IFRS 16 effective January 1, 2019 applying the simplified approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied and the lease liabilities being calculated as the present value of expected future lease payments, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 16 as an adjustment to retained earnings as at the date of initial adoption. Upon adoption, the Group has availed of the practical expedients to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease and has also elected not to apply IFRS 16 to contracts that were not identified before as containing a lease under IAS 17 and IFRIC 4. The Group has made an accounting policy election to combine lease and non-lease components.

The Group has completed its assessment of the impact of and subsequently adopted IFRS 16. This involved the establishment of a cross-functional project team to implement the new standard. The Group has gathered and assessed the data relating to approximately 2,000 leases to which the Group is party to and have designed and implemented a system solution and business process, with appropriate internal controls applied, in order to meet the new accounting and disclosure requirements post-adoption. The Group leases various types of assets, with lease terms being negotiated on an individual basis and subject to a wide range of different terms and conditions. Extension options or periods after termination options have been considered by management if it is reasonably certain that the lease is extended or not terminated.

The principal impact on the consolidated interim statement of financial position as at the adoption date of January 1, 2019, was an increase in property, plant and equipment of $290 million due to the recognition of right-of-use assets, and an increase in borrowings of $349 million, as lease liabilities were recognized based on the new treatment. As a result of the aforementioned impact, deferred tax assets increased by $13 million.

Cash generated from operations for the three and six months ended June 30, 2019, increased by $25 million and $44 million respectively due to certain lease expenses no longer being recognized as operating cash outflows following

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

the adoption of IFRS 16, however this is offset by a corresponding increase in cash used in financing activities due to repayments of the principal on lease liabilities.

In addition to the above impact, the adoption of IFRS 16 also had an impact on the consolidated interim income statement and certain of the Group’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated interim income statement. The application of the new standard decreased both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase in Adjusted EBITDA for the three and six months ended June 30, 2019 of  $24 million and $47 million respectively, of which $21 million and $42 million respectively are related to such leases recognized as part of the initial adoption of IFRS 16, offset by increases in depreciation and net finance expense.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognized upon adoption of IFRS 16 was 5.4%. The total lease liability recognized at January 1, 2019 reconciles as follows to the total commitments under non-cancellable operating leases disclosed by the Group as of December 31, 2018:

$'m
Total commitments under non-cancellable operating leases as of December 31, 2018	364
Different treatment of extension and termination options and non-lease components	104
Impact from discounting	(119)
Lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019	349
Finance lease obligations as of December 31, 2018	36
Total lease liabilities as of January 1, 2019	385

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities as of June 30, 2019 is as follows:

$'m
Not later than one year	102
Later than one year and not later than five years	256
Later than five years	223
581

Please refer to Notes 6, 8 and 10 for further information related to the Group’s leasing activities.

IFRIC 23 – Uncertainty over income tax treatments

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’ (“IFRIC 23”), which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’ are applied where there is uncertainty over income tax treatments.

The Group applied IFRIC 23 on its mandatory adoption date of January 1, 2019. The application of this interpretation does not have a material impact on the consolidated interim financial statements of the Group.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2019 have been assessed by the Directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2019 are currently relevant for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

4.     Segment analysis

The Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Group performance is reviewed by management and presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Profit for the period	69	58	82	43
Income tax charge	19	31	28	33
Net finance expense	111	103	246	229
Depreciation and amortization	192	179	385	360
Exceptional operating items	4	21	17	75
Adjusted EBITDA	395	392	758	740

Segment results for the three months ended June 30, 2019 and 2018 are:

	Revenue		Adjusted EBITDA
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Metal Packaging Europe	874	929	140	157
Metal Packaging Americas	549	541	83	74
Glass Packaging Europe	412	419	99	91
Glass Packaging North America	433	458	73	70
Group	2,268	2,347	395	392

Segment results for the six months ended June 30, 2019 and 2018 are:

	Revenue		Adjusted EBITDA
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Metal Packaging Europe	1,747	1,814	281	291
Metal Packaging Americas	1,088	1,070	149	137
Glass Packaging Europe	804	816	184	171
Glass Packaging North America	849	871	144	141
Group	4,488	4,571	758	740

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Within each reportable segment our packaging containers have similar production processes and classes of customer. Further, they have similar economic characteristics, as evidenced by similar profit margins, degrees of risk and opportunities for growth. We operate in mature markets along our reportable segments.

The following illustrates the disaggregation of revenue by destination for the three months ended June  30, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	825	4	45	874
Metal Packaging Americas	3	454	92	549
Glass Packaging Europe	398	1	13	412
Glass Packaging North America	–	433	–	433
Group	1,226	892	150	2,268

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	877	–	52	929
Metal Packaging Americas	–	447	94	541
Glass Packaging Europe	407	2	10	419
Glass Packaging North America	–	451	7	458
Group	1,284	900	163	2,347

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	1,653	7	87	1,747
Metal Packaging Americas	4	886	198	1,088
Glass Packaging Europe	776	3	25	804
Glass Packaging North America	–	849	–	849
Group	2,433	1,745	310	4,488

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	1,720	7	87	1,814
Metal Packaging Americas	–	865	205	1,070
Glass Packaging Europe	792	6	18	816
Glass Packaging North America	–	862	9	871
Group	2,512	1,740	319	4,571

Ardagh Group S.A.

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5.     Exceptional items

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Restructuring costs	2	12	10	46
Start-up related costs	3	5	4	14
Impairment	2	–	4	5
Past service credit	(37)	–	(37)	–
Litigation award net of indemnity	15	–	15	–
Exceptional items – cost of sales	(15)	17	(4)	65
Transaction-related costs	19	4	21	10
Exceptional items – SGA expenses	19	4	21	10
Total exceptional items	4	21	17	75

Exceptional items of $17 million have been recognized in the six months ended June 30, 2019, primarily comprising:

•

$18 million related to the Group’s capacity realignment programs, including restructuring costs ($10 million), property, plant and equipment impairment charges ($4 million) and start-up related costs ($4 million). These costs were incurred in Glass Packaging North America ($11 million) and Metal Packaging Europe ($7 million).

•	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
•

$15 million related to a  provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of the Group’s U.S. glass business legal matter which is described further in Note 15 of the unaudited consolidated interim financial statements.

•

$21 million transaction-related costs, primarily comprising costs relating to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation (as outlined in Note 17).

Exceptional items of $75 million have been recognized in the six months ended June 30, 2018 primarily comprising:

•

$65 million related to the Group’s capacity realignment programs, including restructuring costs ($46 million), start-up related costs ($14 million) and property, plant and equipment charges ($5 million). These costs were incurred in Glass Packaging North America ($35 million), Metal Packaging Europe ($16 million), and Metal Packaging Americas ($14 million).

•	$10 million transaction related costs, primarily comprised of costs relating to acquisition, integration and other transaction related costs.

Ardagh Group S.A.

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6.     Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Senior Secured and Senior Notes	98	109	200	219
Other interest expense	15	5	24	8
Interest expense	113	114	224	227
Net pension interest costs	6	6	11	12
Foreign currency translation (gains)/losses	(6)	(9)	4	(2)
(Gains)/losses on derivative financial instruments	(2)	(8)	7	(8)
Net finance expense	111	103	246	229

During the three and six months ended June 30, 2019, the Group recognized $6 million and $12 million respectively related to lease liabilities within other interest expense and interest paid in cash used in operating activities.

7.     Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit for the period attributable to equity holders by the weighted average number of common shares outstanding during the period.

The following table reflects the income statement profit and share data used in the basic EPS computations:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Profit attributable to equity holders	69	58	82	43
Weighted average number of common shares for EPS (millions)	236.36	236.35	236.36	236.35
Earnings per share	$0.29	$0.25	$0.35	$0.18

Diluted earnings per share is consistent with basic earnings per share as there are no dilutive potential ordinary shares.

Ardagh Group S.A.

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8.     Intangible assets and property, plant and equipment

					Total	Property,
		Customer	Technology		intangible	plant and
	Goodwill	relationships	and other	Software	assets	equipment
	$'m	$'m	$'m	$'m	$'m	$'m
Net book value at January 1, 2019 (as reported)	1,970	1,483	102	46	3,601	3,388
Impact of adoption of IFRS 16 on January 1, 2019 (Note 3)	–	–	–	–	–	290
Net book value at January 1, 2019	1,970	1,483	102	46	3,601	3,678
Additions	–	–	7	9	16	401
Disposal	–	–	–	–	–	(3)
Charge for the period	–	(112)	(15)	(4)	(131)	(254)
Impairment (Note 5)	–	–	–	–	–	(4)
Transfers	–	–	(7)	7	–	–
Foreign exchange	(6)	(5)	–	–	(11)	(13)
Net book value at June 30, 2019	1,964	1,366	87	58	3,475	3,805

At June 30, 2019, the following right-of-use assets were included within property, plant and equipment:

	Land and buildings	Plant and machinery	Office equipment and vehicles	Total
Net book value	$'m	$'m	$'m	$'m
At June 30, 2019	231	132	17	380

The net carrying amount of the right-of-use assets related to finance leases at December 31, 2018, was $29 million. Total additions to the right-of-use assets during the six months ended June 30, 2019 were $103 million.

The Group recognized a  depreciation charge of $254 million in the six months ended June 30, 2019, of which $41 million related to right-of-use assets (Land and buildings: $22 million, Plant and machinery: $15 million, Office equipment and vehicles: $4 million).

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered whether any impairment indicators existed at the reporting date noting there were none, and has considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at June 30, 2019.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

9.     Issued capital and reserves

Share capital

Issued and fully paid shares:

	Class A common shares (par value €0.01)	Class B common shares (par value $0.10)	Total shares	Total
	(million)	(million)	(million)	$'m
At December 31, 2018:	18.65	217.70	236.35	23
Share issuance	0.01	–	0.01	–
At June 30, 2019	18.66	217.70	236.36	23

There were no other material share transactions in the six months ended June 30, 2019.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

10.   Financial assets and liabilities

At June  30, 2019 the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	853	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	501	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	508	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	–
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	853	–
Global Asset Based Loan Facility	USD	818	07-Dec-22	Revolving	317	317	501
Lease Obligations	USD/GBP/EUR			Amortizing		442	–
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		12	1
Total borrowings / undrawn facilities						8,559	502
Deferred debt issue costs and bond premium						(47)	–
Net borrowings / undrawn facilities						8,512	502
Cash and cash equivalents						(374)	374
Derivative financial instruments used to hedge foreign currency and interest rate risk						52	–
Net debt / available liquidity						8,190	876

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to Group borrowings.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

The fair value of the Group’s total borrowings excluding lease obligations at June 30, 2019 is $8,368 million (December 31, 2018: $7,714 million).

At December 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	–
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	–
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	100	100	639
Finance Lease Obligations	USD/GBP/EUR			Amortizing		36	–
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		15	1
Total borrowings/undrawn facilities						7,935	640
Deferred debt issue costs and bond premium						(56)	–
Net borrowings/undrawn facilities						7,879	640
Cash and cash equivalents						(530)	530
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	–
Net debt/available liquidity						7,462	1,170

Financing activity

2019

The Group’s lease obligations of $442 million primarily reflect increases related to $349 million lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019 as well as $103 million of new leases and $46 million of principal repayments in the six month period ended June 30, 2019.

Cross currency interest rate swaps

The Group hedges certain of its external borrowings and interest payable thereon using cross-currency interest rate swaps (“CCIRS”), with a net liability at June 30, 2019 of $52 million (December 31, 2018: $113 million).

On February 15, 2019 the Group’s $200 million U.S. dollar to euro CCIRS matured. The fair value of these swaps at maturity was $14 million and the cash settlement of these swaps was $14  million. The Group entered into new $200 million U.S. dollar to euro CCIRS on March 1, 2019.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

Fair value methodology

Fair values are calculated as follows:

(i)	Senior secured and senior notes – the fair value of debt securities in issue is based on quoted market prices and represent Level 1 inputs.
(ii)

Global Asset Based Loan Facility and other borrowings – the estimated value of fixed interest-bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iii)	CCIRS – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

11.   Employee benefit obligations

Employee benefit obligations at June 30, 2019 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement loss of $43 million and $83 million  (2018:  gain of $28 million and $94 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three and six months ended June 30, 2019 respectively.

12.   Cash generated from operating activities

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Profit for the period	69	58	82	43
Income tax charge	19	31	28	33
Net finance expense	111	103	246	229
Depreciation and amortization	192	179	385	360
Exceptional operating items	4	21	17	75
Movement in working capital	(106)	(24)	(368)	(350)
Transaction-related, start-up and other exceptional costs paid	(12)	(17)	(19)	(40)
Exceptional restructuring paid	(9)	(13)	(13)	(18)
Cash generated from operations	268	338	358	332

13.   Dividends

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Cash dividends on common shares declared and paid:
Interim dividend for 2019: $0.14 per share (2018: $0.14 per share)	–	–	(33)	(33)
Interim dividend for 2019: $0.14 per share (2018: $0.14 per share)	(33)	(33)	(33)	(33)
	(33)	(33)	(66)	(66)

On February 8,  2019, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on March 13, 2019 to shareholders of record on February 27, 2019.

On April 25, 2019 the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on May 31, 2019 to shareholders of record on May 17, 2019.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

14.   Related party transactions

There have been no transactions in the six months ended June 30, 2019 with related parties, as disclosed in the Group’s Annual Report, that had a material effect on the financial position or performance of the Group.

15.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. The European Commission’s investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Group’s U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. Ardagh notes the court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favor of the Plaintiffs and its refusal to award legal costs to the Plaintiffs. On July 12, 2019, the US Court of Appeals for the Federal Circuit has affirmed the District Court’s decision of March 2018. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA. Ardagh has filed a request for arbitration against the seller of VNA to enforce the indemnity. The arbitration proceedings are ongoing. The results for the three and six months ended June 30, 2019 include the provision for the court award and related interest of $14 million and the receivable for the tax adjusted indemnity.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

16.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and to the seasonal demand pattern of beverage consumption, which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. Investment in working capital for Metal Packaging Europe and Metal Packaging Americas generally follows the seasonal pattern of operations. Investment in working capital for Glass Packaging Europe and Glass Packaging North America typically peaks in the first quarter. The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility.

17.   Events after the reporting period

On  July 24, 2019, the Board declared a cash dividend of $0.14 per common share, payable on August 30, 2019 to the shareholders of record on August 16, 2019.

On July 15, 2019, the Ardagh Group announced that it had entered into an agreement to combine its Food & Specialty Metal Packaging business (“Food & Specialty”), operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal Corporation (“Exal”), a leading producer of aluminum containers, to form Trivium Packaging B.V. (“Trivium”), a global leader in metal packaging.

The combination of Food & Specialty with Exal, currently controlled by Ontario Teachers’ Pension Plan Board (“Ontario Teachers”), will create one of the largest metal packaging companies in the world. Trivium will be headquartered in the Netherlands and will operate 57 production facilities, principally across Europe and the Americas, employing approximately 7,800 people.

Trivium will serve a diverse range of leading multinational, regional and local customers operating in a wide array of end markets, including food, seafood, pet food, nutrition, beauty and personal care, household care and premium beverages.

This complementary transaction will combine Food & Specialty’s leading presence in Europe and North America, principally focused on tin-plate steel packaging, with Exal’s leadership in Americas aluminum aerosol packaging. Trivium will produce an extensive and sustainable product range, backed by dedicated research and development resources, underpinning the businesses’ reputation for customer service, quality and innovation.

Upon completion of the transaction, Ardagh will hold a stake of  approximately 43 per cent in Trivium, with 57 per cent controlled by Ontario Teachers’. Ardagh will also receive approximately $2,500 million in cash proceeds.

Upon completion, Ardagh intends to use the $2,500 million in cash proceeds from this transaction as follows:

a)    Repay outstanding drawings under Ardagh’s current asset-backed loan facility (and permanently reduce commitments) by $150 million;

b)    Consider, based on the circumstances around the time of the completion date, closing derivative positions of approximately $5 to $10 million in out-of-the-money swaps;

c)    Exercise the optional redemption provisions, at the applicable redemption premium, of Ardagh’s existing 4.625% Senior Secured Notes due 2023 and 4.125% Senior Secured Notes due 2023, for total consideration of approximately $1,550 million;

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

d)   Undertake an excess proceeds offer (as defined in the relevant indentures) of the 4.250% Senior Secured Notes due 2022 and 2.750% Senior Secured Notes due 2024 at par on a pro rata basis; and

      e)   To the extent any proceeds remain, call Ardagh’s existing 6.750% Senior Notes due 2024.

Completion of the transaction is subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and confirmation of the participation of certain Ardagh European entities in the transaction, which remains subject to works councils’ consultation. Completion is also subject to closing of the debt financing announced by Trivium on July 15, 2019 and subsequently priced on July 19, 2019. The transaction is expected to close in the fourth quarter of 2019.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2019 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for both Metal Packaging and Glass Packaging are: (i) global economic trends and end‑consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily aluminum, tinplate, cullet, sand, soda ash and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass‑through mechanisms under multi‑year contracts, or through renegotiation in the case of short‑term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Packaging and Glass Packaging.

Metal Packaging

Metal Packaging generates its revenue from supplying metal packaging to a wide range of consumer‑driven end‑use categories. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal packaging plants. Demand for our metal containers may be influenced by vegetable and fruit harvests, seafood catches, trends in the consumption of food and beverages, trends in the use of consumer products, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The size and quality of harvests and catches vary from year to year, depending in large part upon the weather in the regions in which we operate. The food can industry is seasonal in nature, with strongest demand during the end of the summer, coinciding with the harvests. Accordingly, Metal Packaging’s volume of containers shipped is typically highest in the second and third quarters and lowest in the first and fourth quarters. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as the period leading up to holidays in December. Accordingly, we generally build inventories in the first quarter in anticipation of the seasonal demands in both our food and beverage businesses.

Metal Packaging generates the majority of its earnings from operations during the second and third quarters. Metal Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal containers and is affected by a number of factors, primarily cost of sales. The elements of Metal Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of tinplate and aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Packaging variable costs have typically constituted approximately 80% and fixed costs approximately 20% of the total cost of sales for our metal packaging business.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

Glass Packaging

Glass Packaging generates its revenue principally from selling glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. In the U.S., for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category. In response, the Group reduced production capacity in its Glass North America division by over 10%, including the permanent closure of its Milford, Massachusetts, facility in the year ended 2018 and its Lincoln, Illinois, facility in 2019.  The Group is pursuing growth opportunities in stronger performing end markets, including food, wines and spirits and has converted production capacity from the mass beer sector to serve these alternative end markets. Investments in advanced inspection equipment and automation have also been undertaken to enhance quality and productivity.

Beverage sales within our Glass Packaging business are seasonal in nature, with strongest demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volumes of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for furnace rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet (crushed recycled glass)), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance and sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

Results of operations

Three months ended June 30, 2019 compared with three months ended June 30, 2018:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2019	2018
Revenue	2,268	2,347
Cost of sales	(1,881)	(1,985)
Gross profit	387	362
Sales, general and administration expenses	(122)	(103)
Intangible amortization	(66)	(67)
Operating profit	199	192
Net finance expense	(111)	(103)
Profit before tax	88	89
Income tax charge	(19)	(31)
Profit for the period	69	58

Revenue

Revenue in the three months ended June 30, 2019 decreased by $79 million, to $2,268 million, compared with $2,347 million in the three months ended June 30, 2018. The decrease in revenue reflected unfavorable foreign currency translation effects of $92 million and unfavorable volume/mix effects, partly offset by the pass through to customers of higher input costs.

Cost of sales

Cost of sales in the three months ended June 30, 2019 decreased by $104 million, or 5%, to $1,881 million, compared with $1,985 million in the three months ended June 30, 2018. The decrease in cost of sales is due mainly to favorable foreign currency translation effects and lower exceptional cost of sales, partly offset by higher input costs. Exceptional cost of sales decreased by $32 million, due mainly to a one-time pension credit and higher restructuring and start-up related charges in the prior year, partly offset by a litigation cost net of indemnification. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended June 30, 2019 increased by $25 million, or 7%, to $387 million, compared with $362 million in the three months ended June 30, 2018. Gross profit percentage in the three months ended June 30, 2019 increased by 170 basis points to 17.1%, compared with 15.4% in the three months ended June 30, 2018. Excluding exceptional cost of sales, gross profit percentage in the three months ended June 30, 2019 increased by 30 basis points compared with 16.1% in the three months ended June 30, 2018. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended June 30, 2019 increased by $19 million, or 18%, to $122 million, compared with $103 million in the three months ended June 30, 2018. Excluding exceptional items, sales, general and administration expenses increased by $4 million. Exceptional sales, general and administration expenses increased by $15 million, due mainly to higher transaction-related costs.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

Intangible amortization

Intangible amortization charges in the three months ended June 30, 2019 decreased by $1 million, or 1%, to $66 million from $67 million in the three months ended June 30, 2018.

Operating profit

Operating profit in the three months ended June 30, 2019 increased by $7 million, or 4%, to $199 million, compared with $192 million in three months ended June 30, 2018. The increase in operating profit principally reflected higher gross profit, partly offset by higher sales, general and administration expenses as outlined above.

Net finance expense

Net finance expense for the three months ended June 30, 2019 increased by $8 million, or 8%, to $111 million compared with $103 million for the three months ended June 30, 2018. Net finance expense for the three months ended June 30, 2019 and 2018 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2019	2018
Interest expense	113	114
Net pension interest costs	6	6
Foreign currency translation gains	(6)	(9)
Gains on derivative financial instruments	(2)	(8)
Net finance expense	111	103

Interest expense decreased by $1 million to $113 million in the three months ended June 30, 2019 compared with $114 million in the three months ended June 30, 2018. The decrease primarily relates to lower interest expense on the Group’s Senior Notes, partly offset by higher other interest expense relating to the Group’s drawdowns on the Global Asset Based Loan Facility and higher lease interest expense.

Foreign currency translation gains decreased by $3 million, from $6 million to $9 million in the three months ending June 30, 2019.

Gains on derivative financial instruments of $2 million in the three months ended June 30, 2019 related to the Group’s CCIRS.

Income tax charge

Income tax charge in the three months ended June 30, 2019 was $19 million, a decrease of $12 million from an income tax charge of $31 million in the three months ended June 30, 2018. The decrease of $12 million is primarily attributable to exceptional tax credits of $10 million in the three months ended June 30, 2019 compared with exceptional tax credits of $3 million in the three months ended June 30, 2018, in addition to a decrease in the pre-exceptional tax charge of $5 million in the three months ended June 30, 2019.

The effective income tax rate on profit before exceptional items for the three months ended June 30, 2019 was 32% compared with a rate of 31% for the three months ended June 30, 2018. The increase in the effective tax rate is primarily attributable to changes in profitability mix.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

Profit for the period

As a result of the items described above, the profit for the three months ended June 30, 2019 increased by $11 million to $69 million, compared with a profit of $58 million in the three months ended June 30, 2018.

Six months ended June 30, 2019 compared with six months ended June 30, 2018:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2019	2018
Revenue	4,488	4,571
Cost of sales	(3,761)	(3,905)
Gross profit	727	666
Sales, general and administration expenses	(240)	(227)
Intangible amortization	(131)	(134)
Operating profit	356	305
Net finance expense	(246)	(229)
Profit before tax	110	76
Income tax charge	(28)	(33)
Profit for the period	82	43

Revenue

Revenue in the six months ended June 30, 2019 decreased by $83 million, to $4,488 million, compared with $4,571 million in the six months ended June 30, 2018. The decrease in revenue reflected unfavorable foreign currency translation effects of $173 million, partly offset by favorable volume/mix effects and the pass through to customers of higher input costs.

Cost of sales

Cost of sales in the six months ended June 30, 2019 decreased by $144 million, or 4%, to $3,761 million, compared with $3,905 million in the six months ended June 30, 2018. The decrease in cost of sales is due mainly to favorable foreign currency translation effects and lower exceptional cost of sales, partly offset by higher input costs. Exceptional cost of sales decreased by $69 million, due mainly to a one-time exceptional pension credit in 2019 and higher restructuring and start-up related charges in the prior year, partly offset by a litigation cost net of indemnification. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the six months ended June 30, 2019 increased by $61 million, or 9%, to $727 million, compared with $666 million in the six months ended June 30, 2018. Gross profit percentage in the six months ended June 30, 2019 increased by 160 basis points to 16.2%, compared with 14.6% in the six months ended June 30, 2018. Excluding exceptional cost of sales, gross profit percentage in the six months ended June 30, 2019 increased by 10 basis points to 16.1% compared with 16.0% in the six months ended June 30, 2018. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

Sales, general and administration expenses

Sales, general and administration expenses in the six months ended June 30, 2019 increased by $13 million, or 6%, to $240 million, compared with $227 million in the six months ended June 30, 2018. Excluding exceptional items, sales, general and administration expenses increased by $2 million. Exceptional sales, general and administration expenses increased by $11 million, due mainly to higher transaction-related costs.

Intangible amortization

Intangible amortization charges in the six months ended June 30, 2019 decreased by $3 million, or 2%, to $131 million from $134 million in the six months ended June 30, 2018.

Operating profit

Operating profit in the six months ended June 30, 2019 increased by $51 million, or 17%, to $356 million, compared with $305 million in six months ended June 30, 2018. The increase in operating profit principally reflected higher gross profit, partly offset by higher sales, general and administration expenses as outlined above.

Net finance expense

Net finance expense for the six months ended June 30, 2019 increased by $17 million, or 7%, to $246 million compared with $229 million for the six months ended June 30, 2018. Net finance expense for the six months ended June 30, 2019 and 2018 comprised the following:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2019	2018
Interest expense	224	227
Net pension interest cost	11	12
Foreign currency translation loss/(gain)	4	(2)
Loss/(gain) on derivative financial instruments	7	(8)
Net finance expense	246	229

Interest expense decreased by $3 million to $224 million in the six months ended June 30, 2019 compared with $227 million in the six months ended June 30, 2018. The decrease primarily relates to lower interest expense on the Group’s Senior Notes, partly offset by higher other interest expense relating to the Group’s drawdowns on the Global Asset Based Loan Facility and higher lease interest expense.

Foreign currency translation losses in the six months ended June 30, 2019 increased by $6 million to a loss of $4 million, compared with a gain of $2 million in the six months ended June 30, 2018.

Loss on derivative financial instruments of $7 million in the six months ended June 30, 2019 related to the Group’s CCIRS and compared to a gain of $8 million in the six months ended June 30, 2018.

Income tax charge

Income tax charge in the six months ended June 30, 2019 was $28 million, a decrease of $5 million from an income tax charge of $33 million in the six months ended June 30, 2018. The decrease of $5 million is primarily attributable to a decrease in the pre-exceptional tax charge of $7 million in the six months ended June 30, 2019, partly offset by a decrease in exceptional tax credits of $2 million in the six months ended June 30, 2019.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

The effective income tax rate on profit before exceptional items for the six months ended June 30, 2019 was 32%, in line with the six months ended June 30, 2018.

Profit for the period

As a result of the items described above, the profit for the six months ended June 30, 2019 increased by $39 million to $82 million, compared with a profit of $43 million in the six months ended June 30, 2018.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the period before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see Note 4 of the Notes to the Unaudited Consolidated Interim Financial Statements.

Adjusted EBITDA in the three months ended June 30, 2019 increased by $3 million, or 1%, to $395 million, compared with $392 million in the three months ended June 30, 2018.

Adjusted EBITDA in the six months ended June 30, 2019 increased by $18 million, or 2%, to $758 million, compared with $740 million in the six months ended June 30, 2018.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Exceptional items

The following table provides detail on exceptional items from continuing operations included in cost of sales and sales, general and administration expenses:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
Restructuring costs	2	12	10	46
Start-up related costs	3	5	4	14
Impairment	2	–	4	5
Past service credit	(37)	–	(37)	–
Litigation award net of indemnity	15	–	15	–
Exceptional items – cost of sales	(15)	17	(4)	65
Transaction-related costs	19	4	21	10
Exceptional items – SGA expenses	19	4	21	10
Total exceptional items	4	21	17	75

Exceptional items of $17 million have been recognized in the six months ended June 30, 2019, primarily comprising:

•

$18 million related to the Group’s capacity realignment programs, including restructuring costs ($10 million), property, plant and equipment impairment charges ($4 million) and start-up related costs ($4 million). These costs were incurred in Glass Packaging North America ($11 million) and Metal Packaging Europe ($7 million).

•	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
•

$15 million related to a  provision for a court award and related interest and net of the tax adjusted indemnity receivable in respect of the Group’s U.S. glass business legal matter which is described further in Note 15 of the unaudited consolidated interim financial statements.

•

$21 million transaction-related costs, primarily comprising costs relating to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation (as outlined in Note 17).

Exceptional items of $75 million have been recognized in the six months ended June 30, 2018 primarily comprising:

•

$65 million related to the Group’s capacity realignment programs, including restructuring costs ($46 million), start-up related costs ($14 million) and property, plant and equipment charges ($5 million). These costs were incurred in Glass Packaging North America ($35 million), Metal Packaging Europe ($16 million), and Metal Packaging Americas ($14 million).

•	$10 million transaction related costs, primarily comprised of costs relating to acquisition, integration and other transaction related costs.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

 Segment Information

Three months ended June 30, 2019 compared with three months ended June 30, 2018

Segment results for the three months ended June 30, 2019 and 2018 are:

	(in $ millions)		(in $ millions)
	Revenue		Adjusted EBITDA
	2019	2018	2019	2018
Metal Packaging Europe	874	929	140	157
Metal Packaging Americas	549	541	83	74
Glass Packaging Europe	412	419	99	91
Glass Packaging North America	433	458	73	70
Group	2,268	2,347	395	392

Revenue

Metal Packaging Europe. Revenue decreased by $55 million, or 6%, to $874 million in the three months ended June 30, 2019, compared with $929 million in the three months ended June 30, 2018. Excluding unfavorable foreign currency translation effects of $64 million, revenue increased by $9 million principally reflecting volume/mix growth and the pass through of higher input costs.

Metal Packaging Americas. Revenue increased by $8 million, or 1%, to $549 million in the three months ended June 30, 2019, compared with $541 million in the three months ended June 30, 2018. Revenue growth principally reflected favorable volume/mix effects of 4%, partly offset by the pass through of lower input costs.

Glass Packaging Europe. Revenue decreased by $7 million, or 2%, to $412 million in the three months ended June 30, 2019, compared with $419 million in the three months ended June 30, 2018. Excluding unfavorable foreign currency translation effects of $28 million, revenue increased by $21 million principally reflecting favourable mix, increased engineering activity and higher selling prices to recover increased input costs.

Glass Packaging North America. Revenue decreased by $25 million, or 5%, to $433 million in the three months ended June 30, 2019, compared with $458 million in the three months ended June 30, 2018. The decrease in revenue principally reflected unfavorable volume/mix effects of 8%, partly offset by the pass through of higher input costs.

Adjusted EBITDA

Metal Packaging Europe. Adjusted EBITDA decreased by $17 million, or 11%, to $140 million in the three months ended June 30, 2019, compared with $157 million in the three months ended June 30, 2018. The decrease in Adjusted EBITDA principally reflected unfavorable foreign currency translation effects of $10 million, higher input and other operating costs, partly offset by the impact of IFRS 16 of $8 million and favorable volume/mix effects.

Metal Packaging Americas. Adjusted EBITDA increased by $9 million, or 12%, to $83 million in the three months ended June 30, 2019, compared with $74 million in the three month period ended June 30, 2018. The increase was driven by favorable volume/mix effects and the impact of IFRS 16 of $2 million, partly offset by higher operating and other costs.

Glass Packaging Europe. Adjusted EBITDA increased by $8 million, or 9%, to $99 million in the three months ended June 30, 2019, compared with $91 million in the three months ended June 30, 2018. The increase in Adjusted EBITDA reflected favorable volume/mix effects, the impact of IFRS 16 of $6 million and higher selling prices to recover increased input and other operating costs, partly offset by unfavorable foreign currency translation effects of $6 million.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Glass Packaging North America. Adjusted EBITDA increased by $3 million, or 4%, to $73 million in the three months ended June 30, 2019, compared with $70 million in the three months ended June 30, 2018. The increase in Adjusted EBITDA was mainly due to cost savings from the Group’s capacity realignment initiatives, the impact of higher selling prices to recover increased costs and the impact of IFRS 16 of $8 million, partly offset by unfavorable volume/mix effects.

Six months ended June 30, 2019 compared with six months ended June 30, 2018

	(in $ millions)		(in $ millions)
	Revenue		Adjusted EBITDA
	2019	2018	2019	2018
Metal Packaging Europe	1,747	1,814	281	291
Metal Packaging Americas	1,088	1,070	149	137
Glass Packaging Europe	804	816	184	171
Glass Packaging North America	849	871	144	141
Group	4,488	4,571	758	740

Revenue

Metal Packaging Europe. Revenue decreased by $67 million, or 4%, to $1,747 million in the six months ended June 30, 2019, compared with $1,814 million in the six months ended June 30, 2018. Excluding unfavorable foreign currency translation effects of $119 million, revenue increased by $52 million principally reflecting favorable volume/mix effects of 3%.

Metal Packaging Americas. Revenue increased by $18 million, or 2%, to $1,088 million in the six months ended June 30, 2019, compared with $1,070 million in the six months ended June 30, 2018. Revenue growth principally reflected favorable volume/mix effects of 2%.

Glass Packaging Europe. Revenue decreased by $12 million, or 1%, to $804 million in the six months ended June 30, 2019, compared with $816 million in the six months ended June 30, 2018. Excluding unfavorable foreign currency translation effects of $54 million, revenue increased by $42 million principally reflecting the pass through of higher input costs and favorable volume/mix effects of 1%.

Glass Packaging North America. Revenue decreased by $22 million, or 3%, to $849 million in the six months ended June 30, 2019, compared with $871 million in the six months ended June 30, 2018. The decrease in revenue principally reflected unfavorable volume/mix effects, partly offset by the pass through of higher input costs.

Adjusted EBITDA

Metal Packaging Europe. Adjusted EBITDA decreased by $10 million, or 3%, to $281 million in the six months ended June 30, 2019, compared with $291 million in the six months ended June 30, 2018. The decrease in Adjusted EBITDA principally reflected higher input costs and unfavorable foreign currency translation effects of $19 million, partly offset by the impact of IFRS 16 of $17 million, the achievement of operating and other cost savings including a one-time pension credit of approximately $15 million and favorable volume/mix effects.

Metal Packaging Americas. Adjusted EBITDA increased by $12 million, or 9%, to $149 million in the six months ended June 30, 2019, compared with $137 million in the six month period ended June 30, 2018. The increase was driven by the impact of lower freight and logistics costs, favorable volume/mix effects and the impact of IFRS 16 of $4 million, partly offset by higher operating and other costs.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

Glass Packaging Europe. Adjusted EBITDA increased by $13 million, or 8%, to $184 million in the six months ended June 30, 2019, compared with $171 million in the six months ended June 30, 2018. The increase in Adjusted EBITDA reflected higher selling prices, the impact of IFRS 16 of $10 million and favorable volume/mix effects, partly offset by unfavorable foreign currency translation effects of $11 million and higher input and operating costs.

Glass Packaging North America. Adjusted EBITDA increased by $3 million, or 2%, to $144 million in the six months ended June 30, 2019, compared with $141 million in the six months ended June 30, 2018. The increase in Adjusted EBITDA reflected higher selling prices and the impact of IFRS 16 of $16 million, partly offset by unfavorable volume/mix effects and higher operating costs.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Liquidity and Capital Resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the Global Asset Based Loan Facility.

The following table outlines our principal financing arrangements as at June 30, 2019:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	853	–
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	–
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	501	–
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	508	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	–
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	–
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	853	–
Global Asset Based Loan Facility	USD	818	07-Dec-22	Revolving	317	317	501
Lease Obligations	USD/GBP/EUR	–		Amortizing	–	442	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	12	1
Total borrowings / undrawn facilities						8,559	502
Deferred debt issue costs and bond premium						(47)	–
Net borrowings / undrawn facilities						8,512	502
Cash and cash equivalents						(374)	374
Derivative financial instruments used to hedge foreign currency and interest rate risk						52	–
Net debt / available liquidity						8,190	876

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending June 30, 2020, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	June 30, 2020
		(in millions)			(in $ millions)
Global Asset Based Loan Facility	USD	818	07-Dec-22	Revolving	317
Lease Obligations	USD/GBP/EUR	–		Amortizing	73
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	12
Minimum net repayment					402

The Group believes it has adequate liquidity to satisfy its cash needs for at least the next twelve months. In the six months ended June 30, 2019, the Group reported operating profit of $356 million, cash generated from operations of $358 million and generated Adjusted EBITDA of $758 million.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Accordingly, the Group believes that its long‑term liquidity needs primarily relate to the servicing of its debt obligations. The Group expects to satisfy its future long‑term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance its debt obligations in advance of their respective maturity dates, as it has successfully done in the past.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Cash flows

The following table sets forth a summary of our cash flow for the six months ended June 30, 2019 and 2018:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2019	2018
Operating profit	356	305
Depreciation and amortization	385	360
Exceptional operating items	17	75
Movement in working capital (1)	(368)	(350)
Transaction-related, start-up and other exceptional costs paid	(19)	(40)
Exceptional restructuring paid	(13)	(18)
Cash generated from operations	358	332
Interest paid	(210)	(207)
Income tax paid	(38)	(47)
Net cash from operating activities	110	78

Capital expenditure (2)	(348)	(317)
Net cash used in investing activities	(348)	(317)

Repayment of borrowings	(3)	(2)
Proceeds from borrowings	217	–
Dividends paid	(66)	(66)
Consideration paid on extinguishment of derivative financial instruments	(14)	–
Deferred debt issue costs paid	(2)	(5)
Lease payments	(46)	(2)
Net inflow/(outflow) from financing activities	86	(75)

Net decrease in cash and cash equivalents	(152)	(314)

Cash and cash equivalents at beginning of period	530	784
Exchange losses on cash and cash equivalents	(4)	(5)
Cash and cash equivalents at end of period	374	465

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Net cash from operating activities

Net cash from operating activities in the six months ended June 30, 2019, of $110 million represents an increase of $32 million, compared with $78 million net cash from operating activities in the same period in 2018. The increase was primarily due to an increase of $51 million in operating profit, an increase in depreciation and amortization of $25 million, a decrease of $21 million in transaction-related, start-up and other exceptional costs paid and a decrease in restructuring costs paid of $5 million, partly offset by an increase of $18 million in working capital outflows and a decrease in exceptional operating items of $58 million. Net cash from operating activities was further impacted by interest paid and tax paid of $210 million and $38 million respectively.

Net cash used in investing activities

Net cash used in investing activities increased by $31 million to $348 million in the six months ended June 30, 2019, compared with $317 million in the same period in 2018 due to increased capital expenditure including spending related to the Group’s short payback projects, and the timing of investments in its initiatives across the operating segments.

Net inflow/(outflow) from financing activities

Net cash from financing activities represented an inflow of $86 million in the six months ended June 30, 2019 compared with a $75 million outflow in the same period in 2018. Proceeds from borrowings of $217 million principally reflect amounts drawn under the Group’s Global Asset Based Loan Facility.

Lease payments of $46 million principally reflect increased principal repayments following the adoption of IFRS 16 effective from January 1, 2019. Repayment of other borrowings and deferred debt issue costs paid in the six months ended June 30, 2019 were $3 million and $2 million respectively.

In the six months ended June 30, 2019 the Group paid dividends to shareholders of $66 million.

Consideration paid on the maturity of derivative financial instruments of $14 million reflects amounts paid in settlement of the Group’s $200 million U.S. dollar to euro CCIRS in February 2019.

 Working capital

For the six months ended June 30, 2019, the working capital outflow during the period increased by $18 million to $368 million, from an outflow of $350 million for the six months ended June 30, 2018, mainly due to unfavorable cash flows generated from trade and other payables, partly offset by favorable movements from inventory and trade and other receivables compared with the same period in 2018.

Exceptional operating costs paid

Transaction-related, start-up related and other exceptional costs paid in the six months ended June 30, 2019 decreased by $21 million to $19 million, compared with $40 million in the six months ended June 30, 2018. In the six months ended June 30, 2019 amounts paid of $19 million primarily related to transaction-related costs. In the six months ended June 30, 2018 amounts paid of $40 million related principally to the integration of the Beverage Can Business and start-up costs in Metal Packaging Americas and Glass Packaging North America.

Exceptional restructuring costs paid decreased by $5 million to $13 million in the six months ended June 30, 2019, compared with $18 million in the six months ended June 30, 2018 due mainly to lower restructuring costs in Glass Packaging North America.

Ardagh Group S.A.

TABLEOFCONTENTS
Table of contents	Exhibit 99.1

Income tax paid

Income tax paid during the six months ended June 30, 2019 was $38 million, which represents a decrease of $9 million, compared with the six-month period ended June 30, 2018. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Capital expenditure

	(in $ millions)
	Six months ended June 30,
	2019	2018
Metal Packaging Europe	113	106
Metal Packaging Americas	65	43
Glass Packaging Europe	87	81
Glass Packaging North America	83	87
Net capital expenditure	348	317

Capital expenditure for the six months ended June 30, 2019 increased by $31 million to $348 million, compared with $317 million for the six months ended June 30, 2018. The increase was primarily attributable to spending of $49 million on short payback projects across the Group during the period. In Metal Packaging Europe, capital expenditure in the six months ended June 30, 2019 was $113 million, compared with $106 million in the same period in 2018 with the increase mainly attributable to short payback project spending. In Metal Packaging Americas capital expenditure in the six months ended June 30, 2019 was $65 million, compared with $43 million in the same period in 2018 with the increase primarily attributable to increased capital investment initiatives. In Glass Packaging Europe, capital expenditure was $87 million in the six months ended June 30, 2019, compared with $81 million in the same period in 2018 with the increase mainly attributable to short payback project spending. In Glass Packaging North America, capital expenditure was $83 million in the six months ended June 30, 2019, compared with $87 million in the same period in 2018, reflecting the timing of furnace rebuild activity, partly offset by investments in short payback projects.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of  $633 million were sold under these programs at June 30, 2019 (December 31, 2018: $525 million).

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Cautionary Statement Regarding Forward‑Looking Statements

This report includes statements that are, or may be deemed to be, forward‑looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward‑looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward‑looking statements.

Although we believe that the estimates reflected in the forward‑looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward‑looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward‑looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward‑looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward‑looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.

Ardagh Group S.A.